EXHIBIT 99.1

PyroGenesis Signs $2.25 Million Plasma Torch Contract for PFAS Removal

Reaffirms Plasma as a Key Option in the Safe Destruction of “Forever Chemicals”

MONTREAL, Sept. 12, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a TSX30 and a Deloitte Canada Clean Technology Fast 50™ company (the “Company” or “PyroGenesis”) that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG) and address environmental pollutants, is pleased to announce the signing of a contract valued at US $1.65 million (approximately CA $2.25 million) (the “Contract”) from a U.S. corporation (the “Client”) geared to destroy Perfluoroalkyl and Polyfluoroalkyl Substances (“PFAS”) on behalf of a large operator of public water systems. The name of the Client will remain anonymous for confidentiality reasons. This Contract includes a 20% upfront payment totaling approximately US $380,000 (equivalent to approximately CA $516,800) which has been received.

PyroGenesis previously announced its involvement (Press Release dated October 28, 2021) in this very same project before subsequently suspending and discontinuing discussions (Press Release dated October 7, 2022) as, at the time, the project did not align with the minimum requirements of the Company’s global strategy. However, as a result of renewed interest from the project principles, and upon developing a different approach, the Client re-engaged with PyroGenesis and as such PyroGenesis will now supply a plasma torch system as a key destruction component of the overall solution build.

“As disappointing as it was to suspend our participation in the previous iteration of this project, we are happy that discussions have since developed that enable us to showcase PyroGenesis’ plasma torch capabilities when it comes to addressing the critical problems posed by PFAS. Of note, this is the second contract in recent weeks (totaling over $6 million), that will demonstrate the capabilities of PyroGenesis’ ultra-high temperature plasma torch,” said Mr. P. Peter Pascali, CEO of PyroGenesis. “Slowly but surely, PyroGenesis’ long-term approach to its various business segment is starting to bear fruit.”

PFAS are a set of more than 9,000 man-made chemicals that have been widely used in consumer products in various industries, such as aerospace, automotive, and construction, amongst others, for many decades. Research suggests exposure to some PFAS might result in harmful health outcomes, including cancer, increased cholesterol levels, and immune system effects1 Products that may contain PFAS include nonstick cookware, stain resistant coatings used on carpets, upholstery, and other fabrics, water resistant clothing, cleaning products, personal care and cosmetics products and any other products that resist grease, water and oil2. Because of their widespread use and strong chemical bonds and properties, which account for their persistence in the environment, PFAS are proving to be persistent pollutants that affect humans and wildlife, as they are likely to be exposed to these chemicals by consuming contaminated water or food, using products made with PFAS, or breathing air containing PFAS.

The Company’s development of plasma torches for use in the safe destruction of hazardous chemicals such as PFAS is part of the Company’s three-tiered solution ecosystem that aligns with economic drivers that are key to global heavy industry. Plasma torches as a waste destruction application are part of the Company’s Waste Remediation tier, encompassing the safe destruction of hazardous materials, and the recovery and valorization of underlying substances such as chemicals and minerals.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a proud leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG) and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

Cautionary and Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the risk factors identified under “Risk Factors” in the Company’s latest annual information form, and in other periodic filings that the Company has made and may make in the future with the securities commissions or similar regulatory authorities, all of which are available under the Company’s profile on SEDAR+ at www.sedarplus.com, or at www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect the Company. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, except as required by applicable securities laws.

Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/

1 https://www.cdc.gov/niosh/topics/pfas/default.html

2 https://www.atsdr.cdc.gov/pfas/health-effects/exposure.html